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                                                                     EXHIBIT 4.4

                     [Woodbridge & Associates Letterhead]


January 13, 1997

VIA FASCIMILE

Binks Graval & Richard Perkins
Pacific International Enterprises, Inc.
4431 Corporate Center Dr. #131
Los Alamitos, CA  90270

Dear Gentlemen:

As you are aware, Crush is delinquent on approximately $50,000 in fees and expenses due to Woodbridge & Associate. Pursuant to our contract, Crush would owe Woodbridge approximately another $50,000 over the next six months. We also have earned 500,000 options at $1 under the same contract.

We understand that Crush is using its cash flow to produce product and as a shareholder, Woodbridge would like to help. We would be willing to convert your debt and the next six months of future fees to equity. It is proposed that of the 500,000 options we currently have at $1, that 250,000 be canceled and be reissued as 250,000 shares of stock. Today's bid price of PCIE is $.37 and 250,000 shares would equal the approximate worth of our debt to us.

We feel this is a fair offer for all parties and look forward to a prompt response. As a condtion preceding the reissue of stock to Woodbridge, Crush would have to file an S-8 on those shares and the shares would not be subject to any conditions or restrictions by PCIE.

I look forward to hearing from you soon on this matter.

Sincerely,
                              O.K. - /s/ Binks R. Graval
/s/ Bruce Berman                     2-5-97

Bruce Berman                         /s/ Anthony Broughton
Vice President                       2/11/97